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                 June 20, 2024

       Asher Dahan
       Chief Executive Officer
       Wearable Devices Ltd.
       5 Ha-Tnufa St.
       Yokne   am Illit, 2066736 Israel

                                                        Re: Wearable Devices
Ltd.
                                                            Registration
Statement on Form F-1
                                                            Filed June 14, 2024
                                                            File No. 333-280191

       Dear Asher Dahan:

              This is to advise you that we have not reviewed and will not review your registration statement.

              Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Jeff Kauten at 202-551-3447 or Matthew Derby at 202-551-3334 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Technology
       cc:                                              Howard Berkenblit, Esq.